Blind Tiger, Inc. (the "Company") a Pennsylvania Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Blind Tiger, Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Checking (7792)	166,128.38
QuickBooks Checking Account	0.09
Treasury Bills - Investment	0.00
Total Bank Accounts	$ 166,128.47
Accounts Receivable	
Accounts Receivable (A/R)	122,741.91
Total Accounts Receivable	$ 122,741.91
Other Current Assets	
Accounts Receivable - Owner	2,735.64
AR - ERC	600.00
Channel Clearing Account	
Amazon - US Clearing Account	-2,675.38
Total Channel Clearing Account	-$ 2,675.38
Channel Reserve Balance	
Amazon Reserve Balance	491.30
Total Channel Reserve Balance	$ 491.30
Inventory	
Inventory - Bottled Product	98,565.59
Inventory - Flavoring	60,011.03
Inventory - Packaging	54,008.55
Total Inventory	$ 212,585.17
Inventory Asset	0.00
Room 33 Receivable	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 213,736.73
Total Current Assets	$ 502,607.11
Fixed Assets	
Accumulated depreciation	-1,780.00
Total Fixed Assets	-$ 1,780.00
TOTAL ASSETS	$ 500,827.11
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	-8,535.32
Capital One Credit Card	7,035.78
Chase Credit Card	0.00
Webstaurant Credit Card (FNBO)	-1,536.00

Total Credit Cards	-$	3,035.54
Other Current Liabilities		
Channel Sales Tax Payable		
Amazon Sales Sales Tax		-115.24
Total Channel Sales Tax Payable	-$	115.24
Suspense account		-1,738.53
Total Other Current Liabilities	-$	1,853.77
Total Current Liabilities	-$	4,889.31
Long-Term Liabilities		
Ben Franklin Convertible Note		75,000.00
Accrued Interest - BF 75k		9,843.87
Total Ben Franklin Convertible Note	$	84,843.87
Ben Franklin Loan		90,000.00
Accrued Interest - BF 90k		9,112.50
Total Ben Franklin Loan	$	99,112.50
ECRDA - Diversity Micro Loan		16,922.62
ECRDA Loan II		16,332.46
Total Long-Term Liabilities	$	217,211.45
Total Liabilities	$	212,322.14
Equity		
Opening balance equity		
Outside Investors		
Investment - BFTP		50,000.00
Investment - Shannon Onderko		25,000.00
Investment from David DeFazio		10,000.00
Investment from Don Mennel		375,000.00
Investment from Expert DoJo Accelerator		50,000.00
Investment from Ford Mennel		100,000.00
Investment from G. Graef & J. Solomon		10,000.00
Investment from Garber (Convertible - Equity) + Interest		81,852.74
Investment from Garber Fund		25,000.00
Investment from Jody Hidey		5,000.00
Investment from Kathe Scheppner		20,000.00
Investment from R. Zydonik		25,000.00
Investment from Ronald & Evelyn Burns		50,000.00
Investment from Scott Solmon		15,000.00
Investment from Tom Reineke		150,000.00
Jacqueline Scheppner Trust		10,000.00
WeFunder Investment		58,026.18
Total Outside Investors	$	1,059,878.92
Owner investments - Rebecca Styn		23,526.33
Retained Earnings		-794,900.28
Total Equity	$	288,504.97
TOTAL LIABILITIES AND EQUITY	$	500,827.11

Blind Tiger, Inc.
Profit and Loss
January - December 2024

		Total
Income		
Channel Sales		
Amazon Sales		10,159.78
Total Channel Sales	$	10,159.78
Merchandise Sales		122.50
Sales of Product Income		177,700.64
Sales of Products		244,594.25
Amazon		2,225.11
Discounts given		-1,577.65
Faire & Airgoods Orders		24,237.71
Refund		-34.37
Retailers		1,720.00
Website Orders		10,962.83
Total Sales of Products	$	282,127.88
Total Income	$	470,110.80
Cost of Goods Sold		
Channel Adjustments		
Amazon Other Adjustments		1,197.12
Total Channel Adjustments	$	1,197.12
Channel Fulfillment and Warehousing Fees		
Amazon Fulfillment and Warehousing Fees		5,653.32
Total Channel Fulfillment and Warehousing Fees	$	5,653.32
Channel Selling Fees		
Amazon Selling Fees		1,718.85
Total Channel Selling Fees	$	1,718.85
Cost of goods sold		3,953.44
Bottling Production		10,261.60
Cost of labor - COGS		10,693.18
Freight Out		22,514.47
Merchandise - COGS		0.00
Shipping & postage		26,652.17
Shipping Supplies		3,264.59
Supplies & materials - COGS		182,175.06
Total Cost of goods sold	$	259,514.51
FREE FILL- CHARGEBACK		18,588.64
Total Cost of Goods Sold	$	286,672.44
Gross Profit	$	183,438.36
Expenses		
Advertising & marketing		64,412.99

Advertising/Promotional - Samples (Not for Sale)		652.65
Business Cards		496.60
Commercial Photographic Services		15,991.30
Design - General		5,560.80
Design - Labels		1,721.25
Label Printing		1,043.11
Marketing Consultants		10,504.81
Promotions		11,489.88
Social media		899.01
Website Build		2,500.00
Total Advertising & marketing	$	**115,272.40**
Business licenses		1,349.00
Channel Advertising Fees		
Amazon Advertising Fees		1,020.96
Total Channel Advertising Fees	$	**1,020.96**
Channel Subscription Fees		
Amazon Subscription Fees		279.93
Total Channel Subscription Fees	$	**279.93**
Contributions to charities		1,058.98
Distributor Samples & Promotions		2,669.89
Employee benefits		
Health insurance & accident plans		186.00
Total Employee benefits	$	**186.00**
Entertainment		640.00
General business expenses		99.50
Bank fees & service charges		904.55
Consulting Fees		43,120.08
Continuing education		1,097.11
Memberships & subscriptions		15,633.71
Total General business expenses	$	**60,854.95**
Gifts		270.92
Insurance		1,450.20
Business insurance		443.86
Total Insurance	$	**1,894.06**
Interest paid		487.36
Business loan interest		13,837.71
Total Interest paid	$	**14,325.07**
Job Listing		317.82
Legal & accounting services		104.94
Accounting fees		4,590.44
Legal fees		7,955.99
Total Legal & accounting services	$	**12,651.37**
Meals		3,007.63
Meals with clients		2,141.94

Team meals		246.28
Total Meals	$	**5,395.85**
Office expenses		82.68
Merchant account fees		336.76
Office supplies		8,280.00
Printing & photocopying		68.90
Software & apps		9,578.87
Total Office expenses	$	**18,347.21**
Ordering Software		340.00
Payroll expenses		48,455.36
Payroll Processing		907.03
Payroll taxes		16,108.16
Salaries & wages		47,137.49
Total Payroll expenses	$	**112,608.04**
Rent		5,181.78
Building & land rent		274.89
Total Rent	$	**5,456.67**
Research & Development		3,207.52
Beverage Development		2,204.30
Total Research & Development	$	**5,411.82**
Supplies		
Supplies & materials		6,264.08
Total Supplies	$	**6,264.08**
Tradeshow		1,521.66
Travel		408.71
Airfare		1,959.58
Hotels		2,828.71
Parking & tolls		273.19
Taxis or shared rides		50.00
Vehicle gas & fuel		768.07
Vehicle rental		729.53
Total Travel	$	**7,017.79**
Uncategorized Expense		7,984.26
Utilities		
Internet & TV services		275.88
Total Utilities	$	**275.88**
Website Services		6,092.37
Total Expenses	$	**389,506.98**
Net Operating Income	-$	**206,068.62**
Other Income		
Credit card rewards		325.44
Grants/Awards/Prizes		-600.00
Total Credit card rewards	-$	**274.56**
Interest earned		484.83

Total Other Income	$	210.27
Net Other Income	$	210.27
Net Income	-$	205,858.35

Blind Tiger, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-274,277.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-147,707.56
Accounts Receivable - Owner	-987.60
Channel Clearing Account:Amazon - US Clearing Account	2,675.38
Channel Reserve Balance:Amazon Reserve Balance	-491.30
Inventory:Inventory - Bottled Product	-5,108.50
Inventory:Inventory - Flavoring	-21,358.75
Inventory:Inventory - Packaging	-10,821.69
Inventory Asset	0.00
American Express Credit Card	-3,372.34
Capital One Credit Card	6,035.78
Webstaurant Credit Card (FNBO)	131.01
Channel Sales Tax Payable:Amazon Sales Sales Tax	-115.24
Suspense account	-1,738.53
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-182,859.34**
Net cash provided by operating activities	**$ -457,137.08**
FINANCING ACTIVITIES	
Ben Franklin Convertible Note:Accrued Interest - BF 75k	3,937.56
Ben Franklin Loan:Accrued Interest - BF 90k	6,075.00
ECRDA - Diversity Micro Loan	-3,746.84
ECRDA Loan II	-3,667.54
Garber Fund Note Payable (deleted)	-75,000.00
Garber Fund Note Payable (deleted):Accrued Interest - Garber (deleted)	-6,873.27
Ben Franklin Equity (April 2024)	50,000.00
Opening balance equity	1,890.39
Outside Investors	9,327.50
Outside Investors:Investment - Shannon Onderko	25,000.00
Outside Investors:Investment from David DeFazio	10,000.00
Outside Investors:Investment from Don Mennel	200,000.00
Outside Investors:Investment from G. Graef & J. Solomon	10,000.00
Outside Investors:Investment from Garber (Convertible - Equity) + Interest	81,852.74
Outside Investors:Investment from Garber Fund	25,000.00
Outside Investors:Investment from Jody Hidey	5,000.00
Outside Investors:Investment from Kathe Scheppner	20,000.00
Outside Investors:Investment from Scott Solmon	15,000.00
Outside Investors:Investment from Tom Reineke	100,000.00
Outside Investors:Jacqueline Scheppner Trust	10,000.00
Outside Investors:WeFunder Investment	58,026.18
Net cash provided by financing activities	**$541,821.72**
NET CASH INCREASE FOR PERIOD	**$84,684.64**
Cash at beginning of period	73,715.89

Blind Tiger, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
CASH AT END OF PERIOD	**$158,400.53**

Blind Tiger, Inc.
Statement of Changes in Equity

Accounts	2024 Amount ($)
Beginning Equity	0.00
Outside Investors	1,059,878.92
Owner Investments - Rebecca Styn	23,526.33
Retained Earnings	(794,900.28)
Net Income (Loss)	(205,858.35)
Total Equity	288,504.97

Blind Tiger, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Blind Tiger, Inc. (the "Company") is a corporation organized on September 6, 2022 under the laws of Pennsylvania.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.